                                                                                     November 13, 2012

VIA EDGAR TRANSMISSION AND U.S. MAIL

Mr. Rufus Decker Accounting Branch Chief United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 4631 Washington, D.C. 20549-4631

RE:	Elizabeth Arden, Inc.
Form 10-K for the Year ended June 30, 2012 - Filed August 10, 2012
File No. 1-6370

Dear Mr. Decker:

         This letter sets forth the responses of Elizabeth Arden Inc. ("Elizabeth Arden" or the "Company" or "we" or "our") to the comments of the staff of the Securities and Exchange Commission (the "Commission") contained in a letter to the Company dated October 18, 2012. For ease of reference, each comment in the Commission's letter is printed below and followed by the Company's response.

Form 10-K for the Fiscal Year Ended June 30, 2012 (the "Form 10-K")

Item 6. Selected Financial Data, page 22

1.

You disclose in note (11) on page 23 that EBITDA is a measure of your debt servicing ability. Since you appear to consider EBITDA to be a liquidity measure as well as a performance measure, please revise your disclosure in future filings to also reconcile EBITDA to your net cash provided by operating activities. Please show us supplementally what your revised disclosure will look like.

Company Response

We note the instructions regarding future filings. The Company proposes to include the following introductory language and reconciliation in our future Form 10-K filings under Item 6. Selected Financial Data after the reconciliation of net income (loss) to EBITDA, updated as necessary for applicable fiscal year results.

Mr. Rufus Decker
November 13, 2012

The following is a reconciliation of net cash flow provided by operating activities, as determined in accordance with generally accepted accounting principles, to EBITDA:

(Amounts in thousands)	Year Ended June 30,

	2012	2011	2010	2009	2008

Net cash provided by operating activities	$58,524	$97,746	$113,959	$36,986	$8,037
Changes in assets and liabilities, net of acquisitions	46,547	(12,101)	(61,651)	(24,249)	40,012
Interest expense, net	21,759	21,481	21,885	24,814	27,595
Amortization of senior note offering, credit facility, and swap termination costs	(1,247)	(1,330)	(1,459)	(1,437)	(1,225)
Amortization of share-based awards	(5,057)	(4,904)	(4,771)	(2,820)	(7,188)
Provision for income tax expense	16,093	8,637	3,293	(8,316)	1,534
Deferred income taxes	(7,294)	(2,119)	1,996	11,515	5,033
Debt extinguishment charges	--	(6,468)	(82)	--	--

EBITDA	$129,325	$100,942	$73,170	$36,493	$73,798

In addition, we will incorporate a reconciliation of net cash flow provided by (used in) operating activities to EBITDA in our future interim filings, comparable to that included in our Form 10-Q for the quarterly period ended September 30, 2012, filed on November 9, 2012.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Year Ended June 30, 2012 Compared to Year Ended June 30, 2011, page 31
2.

With the exception of your discussion regarding selling, general and administrative expenses, the majority of your consolidated and segment MD&A discussion is either silent about the impact of foreign currency or indicates that the impact was not material to your results for the period. However, in your August 9, 2012 earnings conference call, you describe experiencing a "very volatile global economic environment and particularly volatile FX-markets". You also indicated in the call that during fiscal 2012, price discounting and foreign currency issues put pressure on profitability but there is no mention of this in your MD&A. Furthermore, in the call you indicated that fourth quarter international revenue growth rates were 7.1% on a GAAP basis compared to 14.3% on a constant currency basis which could imply that foreign exchange issues had a material impact to your results for the quarter. Please supplementally address this apparent inconsistency between your disclosures in MD&A and your statements on the earnings conference call and to the extent appropriate, show us how you will revise your future filings, including your interim filings, to more clearly explain the impact that foreign currency issues had on your fiscal 2012 results.

Company Response

The Company respectfully disagrees with the Commission's assertion that there is an inconsistency between our disclosures in MD&A in the Form 10-K and statements made during our August 9, 2012 earnings conference call with respect to the impact of foreign currency on our fiscal 2012 results. The Commission notes that we described a "very volatile global economic environment and particularly volatile FX-markets," and we would like to clarify that this comment was made with specific reference to the fourth quarter of fiscal 2012, not with respect to our full fiscal year 2012 results. Similarly, we noted on the earnings conference call, as well as in our earnings press release that we filed on Form 8-K on August 9, 2012, that fourth quarter international revenue growth rates were 7.1% on a GAAP basis compared to 14.3% on a constant currency basis, but again, that statement is not inconsistent with our disclosures in MD&A, which relate to full fiscal year 2012. As noted in our earnings press release, full fiscal year 2012 international revenue growth rates were 5.3% on a GAAP basis compared to 5.2% on a constant currency basis,

Mr. Rufus Decker
November 13, 2012

consistent with our disclosure in MD&A to the effect that the impact of foreign currency translation was not material on our consolidated net sales for the full fiscal year 2012, the relevant period under discussion in the MD&A. The statement noted by the Commission regarding the pressure of foreign currency on profitability was also a statement on the fourth quarter of fiscal 2012, though we understand how a listener on the call or a reader of the transcript may have been unclear regarding that point. We also note that in each of our quarterly filings for fiscal year 2012, we discussed the year-to-date impact of foreign currency on our financial results for such year-to-date period, providing investors with current, cumulative information regarding the impact of foreign currency on our financial results. We will, in future filings, including interim filings, continue to explain the impact of foreign currency issues on our financial results to the extent material to the results under discussion in the relevant filing.

3.

We note your disclosure on page 31 that net sales of Elizabeth Arden branded products increased by $29.7 million "due to higher sales in all product categories, primarily led by higher sales of skin care products." While your disclosure in the third paragraph on page 25 appears to suggest that the increase in sales of skin care products was related to introduction of several new products, in future filings please expand your disclosure to identify each material factor impacting the increase and/or decrease in your net sales (i.e., volume, price increases, economic environment and market conditions, recent acquisitions). In this regard, we note that during the August 9, 2012 earnings call for the fourth quarter and the fiscal year ended June 30, 2012, Ms. Widmer stated that growth in the total Arden brand was driven by the Ceramides and the new Visible Difference skin care lines, with Ceramide growing 35% following the launch of Ceramide Premiere into the Asian markets.

Company Response

We note the instructions regarding future filings. We will, in future filings, expand our disclosure to identify each material factor impacting the increase and/or decrease in our net sales as requested by the Commission. We would like to clarify, though, that Ms. Widmer's statement during the August 9, 2012 conference call regarding Ceramides was to the effect that growth in sales of our skin care products was driven by sales of existing as well as new Ceramide products and the new Visible Difference skin care line.

Liquidity and Capital Resources, pages 36
4.

Both your second table on page 36 and the narrative discussion below this table include a measure titled "net income including adjustments to reconcile to net cash provided by operating activities". This measure, as currently presented, constitutes a non-GAAP measure. Please refer to Item 10(e) of Regulation S-K for the additional disclosures you should include in your future filings if you continue to present or discuss this measure. Alternatively, you could revise the table and any related discussions in future filings to present net income separately from the adjustments and then you would not appear to be presenting a non-GAAP measure. Please show us supplementally what your revised disclosure will look like.

Company Response

We note the instructions regarding future filings. In future filings, the Company proposes to revise its disclosure to present net income separately from the adjustments to reconcile net cash provided by operating activities. Below, we supplementally provide our proposed revised disclosure, based on the discussion that was included in the Form 10-K. In addition, we will incorporate similar disclosure in our future interim filings, comparable to that included in the Form 10-Q for the quarterly period ended September 30, 2012, filed on November 9, 2012.

Mr. Rufus Decker
November 13, 2012

	Year Ended June 30,

(Amounts in thousands)	2012	2011	2010

Net income	$57,419	$40,989	$19,533
Net adjustments to reconcile to net cash provided by operating activities	47,652	44,656	32,775
Net change in assets and liabilities, net of acquisitions ("working capital changes")	(46,547)	12,101	61,651

Net cash provided by operations	$58,524	$97,746	$113,959

For the year ended June 30, 2012, net cash provided by operating activities was $58.5 million, as compared to $97.7 million for the year ended June 30, 2011. Net income and net adjustments to reconcile net income to net cash provided by operating activities ~~adjusted for non-cash items~~ increased by $~~19.4~~16.4 million and $3.0 million, respectively, as compared to the prior year. Working capital changes utilized cash of $46.5 million in the current year as compared to providing cash of $12.1 million in the prior year. The increase in cash utilized by working capital changes primarily related to (i) a larger increase in accounts receivable due to the increase in and timing of sales in the fourth quarter, (ii) higher inventory purchases in the current year primarily due to the brand repositioning for Elizabeth Arden, (iii) royalty prepayments and other payments to licensors and suppliers in connection with the 2012 Acquisitions and the amended license agreement with Liz Claiborne, and (iv) higher cash payments and lower accruals in the current year as compared to prior year incentive compensation payments and accruals. These increases were partially offset by higher accounts payable, primarily due to the timing of payments to vendors and inventory purchases.

         Based upon the responses provided and the incorporation of certain additional disclosure items in our future filings as noted herein, we believe that the Company has satisfied the Commission's requests.

         The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct additional questions or comments to me at (203) 462-5739 or at stephen.j.smith@elizabetharden.com. My fax number is (203) 462-5798.

Very truly yours,

/s/ Stephen J. Smith
Stephen J. Smith Executive Vice President and Chief Financial Officer